U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On March 29, 2024 at 10:00 AM Beijing Time, Recon Technology, Ltd (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended June 30, 2023.  At the Annual Meeting, the Company’s shareholders approved the proposals listed below. The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on February 13, 2024.

1. Elect two Class II members of the board of directors to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2026 or until their successors are duly elected and qualified;.

Name	For	Against	Abstain
Nelson N.S. Wong	209,309,497	971,364	67,404
Jijun Hu	209,280,494	1,000,288	67,483

2. Ratify the appointment of ENROME LLP as the Company’s registered public accounting firm for the fiscal year ending June 30, 2024.

For	Against	Abstain
209,732,421	527,614	88,230

3. Approve a special resolution that every 18 Class A ordinary shares of a nominal or par value of US$0.0925 (including issued and unissued Class A ordinary shares) be consolidated into 1 Class A ordinary share with a nominal or par value of US$1.67.

For	Against	Abstain
209,105,566	1,214,824	27,875

4. Approve a special resolution that the authorized share capital be further amended immediately following the share consolidation becoming effective, from: US$53,650,000 divided into 500,000,000 Class A ordinary shares of a nominal or par value of US$0.0925 each, and 80,000,000 Class B ordinary shares of a nominal or par value of US$0.0925 each, to: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, by: first, the creation of 350,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 and 60,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, each having the rights and subject to the restrictions set out in the Fourth Amended and Restated Articles of Association adopted pursuant to the resolutions below, second a subdivision of all shares at a ratio of 17,349.9459325:1 such that each Class A Share of US$1.67 par value shall become 480,500,000,000 Shares with a par value of US$0.0001 each, and each Class B Share shall become 56,000,000,000 Shares with a par value of US$0.0001 each, and third, a capital reduction whereby 480,000,000,000 authorized but unissued Class A Shares and 55,920,000,000 authorized but unissued Class B Shares are cancelled; and that as a result of the amendment, each Member shall retain that number of Class A Ordinary Shares and/or Class B Ordinary Shares held in their name, as adjusted to account for the Share Consolidation and subsequent Amendment.

For	Against	Abstain
209,049,515	1,268,892	29,858

5. Approve a special resolution that the Fourth Amended and Restated Memorandum and Articles of Association of the Company to substitute the Third Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
209,112,844	1,156,894	78,527

6. Approve an ordinary resolution for the 2024 Equity Incentive Plan.

For	Against	Abstain
209,160,224	1,121,887	66,154

7. Approve an ordinary resolution that the Company’s registered office service agent be authorized and instructed to update the Company’s registers and to file the Fourth M&AA with the Registrar of Companies for and on behalf of the Company.

For	Against	Abstain
209,358,231	927,090	62,944

8. Transact any other business as may properly come before the meeting.

For	Against	Abstain
209,263,713	990,856	93,696

The following documents approved by the Company’s shareholders at the Annual Meeting are attached hereto and incorporated by reference herein:

Exhibit 3.1	Fourth Amended and Restated Articles of Association of Recon Technology, Ltd

Exhibit 3.2	Fourth Amended and Restated Memorandum of Association of Recon Technology, Ltd

Exhibit 99.2	2024 Equity Incentive Plan

The Fourth Amended and Restated Articles of Association of Recon Technology, Ltd attached as Exhibit 3.1, the Fourth Amended and Restated Memorandum of Association of Recon Technology, Ltd attached as Exhibit 3.2, and the 2024 Equity Incentive Plan attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the Registrant’s

(i) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein;

(ii) Registration Statement on Form F-3 (file No. 333-252968) filed with SEC on February 10, 2021 and declared effective on February 19, 2021;

(iii) Registration Statement on Form F-3 (file No. 333-257806) filed with SEC on July 9, 2021 and declared effective on July 21, 2021; and

(iv) Registration Statement on Form F-3 (file No. 333-268657) filed with SEC on December 2, 2022 and declared effective on January 5, 2023.

Exhibit Index:

Exhibit 3.1	Fourth Amended and Restated Articles of Association of Recon Technology, Ltd

Exhibit 3.2	Fourth Amended and Restated Memorandum of Association of Recon Technology, Ltd

Exhibit 99.2	2024 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD

Date: April 2, 2024	By:	/s/ Jia Liu
		Name:	Jia Liu
		Title:	Chief Financial Officer